UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of the third quarter 2023 results of Equinor ASA.

Equinor third quarter 2023

Equinor third quarter 2023
Equinor delivered adjusted earnings* of USD 8.02 billion and USD 2.73 billion after tax in the third quarter of 2023. Net operating income was USD 7.45 billion, and net income was USD 2.50 billion.
Financial and operational performance
●
Strong earnings and cash flow from operations
●
High oil production. NCS gas production impacted by planned maintenance and extended turnarounds
●
Strong results from sales and trading of oil and oil products
Strategic progress
●
Dogger Bank A first power in the UK
●
Negative decision on petition for US Northeast Coast offshore wind projects
●
Breidablikk field onstream; approval of Snøhvit Future PDO
●
Consent to develop the Rosebank field in the UK
Competitive capital distribution
●

Third quarter ordinary cash dividend of USD 0.30 per share, continued extraordinary cash dividend of USD 0.60 per share and fourth tranche of share buy-back USD 1.67 billion
Anders Opedal, president and CEO of Equinor ASA:

“Equinor delivered strong cash flow and earnings in a quarter with considerably lower gas prices than last year. Through strong operational performance, we delivered high oil production from Johan Sverdrup and our international portfolio. The gas production from the Norwegian continental shelf was impacted by planned maintenance and extended turnarounds. We continue with significant capital distribution and will deliver a total distribution of 17 billion dollars in 2023.”
“We continue our transition, with first power from Dogger Bank in the UK - the world’s largest offshore wind farm,

further expanding in
onshore renewables in Brazil and Poland, and investing in the Bayou Bend CCS project in the US. With the approved plan for electrification of Hammerfest LNG, and start-up of power from shore for Gina Krog, we continue to reduce our own emissions.”
“We continue to contribute to energy security by developing profitable oil and gas projects with low emissions from production, through the development of the Rosebank field in the UK and the start-up of the Breidablikk field on the NCS.”
Quarters Change Financial information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (unaudited, in USD million) 2023 2022 Change
7,453 7,051 26,103 (71%) Net operating income/(loss) 27,022 62,228 (57%)
8,024 7,543 24,472
1)
(67%) Adjusted earnings* 27,539

59,907
1)
(54%)
2,501 1,829 9,371 (73%) Net income/(loss) 9,296 20,847 (55%)
2,731 2,246 7,191
1)
(62%) Adjusted earnings after tax* 8,492

17,961
1)
(53%)
5,236 1,857 6,578 (20%) Cash flows provided by operating activities 21,965 30,869 (29%)
7,594 (356) 7,524 1% Cash flow from operations after taxes paid* 16,953 32,952 (49%)
1,479 (10,758) 2,402 (38%) Net cash flow* (5,079) 21,719 N/A
Operational information

80.3 70.3 92.9 (14%) Group average liquids price (USD/bbl) [1] 74.8 99.0 (24%)
2,007 1,994 2,021 (1%)
Total equity liquids

and gas production (mboe per day) [4]
2,043 2,037 0%
883 947 491 80% Total power generation (GWh) Equinor share 2,993 1,328 >100%
373 345 294 27% Renewable power generation (GWh) Equinor share 1,242 1,131 10%
*
For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures
1) Restated. For more information, see Amended principles for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial measures’ in the
Supplementary disclosures.

Equinor third quarter 2023

Health, safety and the environment
Twelve months average per Full year
Q3 2023 2022
Serious incident frequency (SIF) 0.3 0.4
First nine months Full year
2023 2022
Upstream CO
2

intensity (kg CO
2
/boe) 6.9 6.9
First nine months
First nine
months
2023 2022
Absolute scope 1+2 GHG emissions (million tonnes CO
2
e) 8.6 8.4
30 September 31 December %-point
Net debt to capital employed adjusted*
2023 2022 change
Net debt to capital employed adjusted* (22.9%) (23.9%) 1.0
Dividend
(USD per share) Q3 2023 Q2 2023 Q3 2022
Ordinary cash dividend per share 0.30 0.30 0.20
Extraordinary cash dividend per share 0.60 0.60 0.70
In the first nine months of 2023 Equinor settled shares in the market under the share buy-back programmes of USD 1.4 billion and
USD 3.6 billion for the Norwegian government’s share of the 2022 programme and the first tranche of the 2023 programme.
Strong oil production
Equinor delivered total equity production of 2,007 mboe per day in the third quarter, compared to 2,021 mboe per day in the same quarter of 2022. Liquids production grew 12% compared to the same quarter last year. This was mainly driven by strong operational performance and production from Johan Sverdrup on the NCS, the partner operated Vito field in the USA, the Peregrino field in Brazil and the addition of the Buzzard field in the UK to the portfolio. Gas production was impacted by planned maintenance and unplanned extended turnarounds on the Troll A-platform and the third-party operated Nyhamna gas processing facility. Following the unplanned losses year to date, estimated production in 2023 is now adjusted to be around 1.5 % above 2022-level.
Power production from renewable energy sources was 373 GWh in the quarter, up from 294 GWh in the same quarter last year. The increase was driven by higher production on UK wind farms and new production from onshore renewables in Poland, as well as the floating wind farm Hywind Tampen in full production. Including UK gas-to-power, total power production ended at 883 GWh for the quarter.
Strategic and industrial progress
Equinor continues to develop its renewables and low carbon solutions portfolio, while contributing to energy security by developing profitable oil and gas projects with low emissions from production.
In the UK, Dogger Bank A, the world’s largest offshore wind farm, started production in October. It is expected to contribute to energy security and the decarbonisation of the UK’s energy system. The Rosebank field received government approval to progress towards planned oil production in 2026-27. With total recoverable resources of around 245 million barrels, the field is expected to strengthen production and value creation on UK continental shelf and for Equinor.
On the NCS the Breidablikk field started production in October, ahead of schedule and with low costs and low emissions from production. In the quarter, the plan for electrification and onshore compression at Hammerfest LNG received government approval, enabling LNG exports with reduced emissions towards 2050. The plan for development of the Eirin field was also delivered, the field is expected to contribute with gas volumes from 2025. Eirin will be developed as a subsea tie-back to Gina Krog, which was powered from shore this quarter.
Offshore wind projects on the US Northeast Coast are negatively impacted by cost inflation and supply chain constraints. New York
Public Service Commission rejected price increase petitions from Equinor and other companies and Equinor is assessing the implications for its projects.
In the quarter, Equinor acquired a stake in Bayou Bend CCS LLC, a company well positioned to develop one of the largest carbon capture and storage projects in the USA.

Equinor third quarter 2023

Equinor completed 5 exploration wells offshore with 2 commercial discoveries in the quarter. At the quarter end, 12 wells were ongoing.
Strong financial results
Equinor delivered strong adjusted earnings* of USD 8.02 billion and USD 2.73 billion after tax. This is lower than for the same quarter last year, mainly due to gas prices coming down from the extraordinary levels in 2022.
The Marketing, Midstream & Processing (MMP) segment delivered strong results with adjusted earnings* of USD 876 million, above the guided range for adjusted earnings*. The result was mostly driven by strong sales and trading of oil and oil products
,
optimisation
of the shipping portfolio and high refining margins.
In the third quarter, Equinor recognised net impairments of USD 971 million, mainly consisting of impairments of assets on the NCS and in the MMP segment of USD 588 million and USD 346 million, respectively. In the Renewables segment, an impairment of USD
300 million was recognised. This was partially offset by a reversal of impairment of an asset in the US Gulf of Mexico of USD 290 million.
Cash flow provided by operating activities, before taxes paid and working capital items, amounted to USD 11.3 billion for the third quarter.
Equinor paid an NCS tax instalment of USD 3.67 billion based on expected 2023 earnings. In October an extra instalment of USD 930 million was paid, and two ordinary instalments of USD 3.75 billion
(1)
, will be paid in the fourth quarter.
Organic capital expenditure* was USD 2.64 billion for the quarter, and total capital expenditures were USD 3.21 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at USD 1.48 billion for the third quarter.
Equinor maintains a strong financial position with adjusted net debt to capital employed ratio* at negative 22.9% by the end of the third quarter, from negative 35.1% at the end of the second quarter of 2023.
Competitive capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and to continue the extraordinary cash dividend of USD 0.60 per share for the third quarter of 2023, in line with communication at the Capital Markets Update in February. The
Equinor shares will trade ex-dividend on Oslo Børs and New York Stock Exchange from and including 14 February 2024.
Total capital distribution for 2023 will be around USD 17 billion, including a share buy-back programme of USD 6 billion. The board of directors has decided to initiate a fourth and final tranche of the share buy-back programme for 2023 of USD 1.67 billion. The fourth tranche will commence on 30 October and end no later than 29 January 2024.
The third tranche of the share buy-back programme for 2023 was completed on 20 October 2023 with a total value of up to USD 1.67 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.
(1)

NOK 37.5 billion, USD estimate based on a USD/NOK exchange rate assumption of 10.

Equinor third quarter 2023

GROUP REVIEW
Quarters Change Financial information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (unaudited, in USD million) 2023 2022 Change
26,024 22,872 43,633 (40%) Total revenues and other income 78,120 116,486 (33%)
25,735 23,133

43,509
1)
(41%) Adjusted total revenues and other income* 77,388

116,390
1)
(34%)
(18,571) (15,821) (17,531) 6% Total operating expenses (51,098) (54,258) (6%)
(12,392) (10,676) (13,969) (11%) Adjusted purchases* [5] (34,331) (41,635) (18%)
(2,703) (2,752) (2,657) 2% Adjusted operating and administrative expenses* (8,305) (7,497) 11%
(2,426) (2,232) (2,118) 15% Adjusted depreciation, amortisation and net impairments* (6,856) (6,600) 4%
(190) 71 (292) (35%) Adjusted exploration expenses* (357) (751) (52%)
7,453 7,051 26,103 (71%) Net operating income/(loss) 27,022 62,228 (57%)
8,024 7,543

24,472
1)
(67%) Adjusted earnings* 27,539

59,907
1)
(54%)
2,652 2,842 2,053 29% Capital expenditures and Investments 7,545 6,382 18%
5,236 1,857 6,578 (20%) Cash flows provided by operating activities 21,965 30,869 (29%)
7,594 (356) 7,524 1% Cash flows from operations after taxes paid* 16,953 32,952 (49%)
Quarters Change First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 Operational information 2023 2022 Change
2,007 1,994 2,021 (1%)
Total equity liquid and

gas production (mboe/day)
2,043 2,037 0%
1,879 1,861 1,885 (0%)
Total entitlement

liquid and gas production (mboe/day)
1,917 1,895 1%
883 947 491 80% Total Power generation (GWh) Equinor share 2,993 1,328 >100%
373 345 294 27% Renewable power generation (GWh) Equinor share 1,242 1,131 10%
86.8 78.4 100.9 (14%) Average Brent oil price (USD/bbl) 82.1 105.4 (22%)
80.3 70.3 92.9 (14%) Group average liquids price (USD/bbl) 74.8 99.0 (24%)
8.83 10.23 42.34 (79%) E&P Norway average internal gas price (USD/mmbtu) 12.48 32.59 (62%)
1.08 1.41 7.01 (85%) E&P USA average internal gas price (USD/mmbtu) 1.78 5.80 (69%)
1) Restated. For more information, see Amended principles for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.
For the items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary disclosures.
Operations and financial results
Equinor delivered strong financial results, despite the impact of lower gas prices, in the third quarter of 2023 through strong liquid production across the global portfolio which secured a 12% growth in liquid equity production. Gas equity production fell by 13%
relative to the third quarter of 2022 impacted by maintenance and unplanned turnaround extensions primarily on the NCS.
Recent maturation of Equinor’s global portfolio positively contributed to the delivery of liquid production growth for both the third quarter and year-to-date compared to the prior year. Peregrino resumed production in the second half of 2022, and Buzzard in the
UK, contributing from July this year following the acquisition of Suncor UK; both made notable contributions to liquid production. Ramp up of the partner operated Vito field and technical improvements on Cesar Tonga also generated increased production in the USA for the period.
Johan Sverdrup on the NCS, including phase 2 which came on stream in December 2022, operated at plateau with high, efficient production during the third quarter continuing to be the primary driver for the increase in E&P Norway liquid production in the third quarter and year-to-date, offsetting the effects of divestments in Martin Linge and Ekofisk in the third quarter of 2022.
Turnarounds and unplanned losses continued to significantly impact gas production, which was 16% lower for E&P Norway in the third quarter and 10% lower for the year-to-date than the same period in the prior year. Extended maintenance on the Troll field and a postponed start-up from the second quarter turnaround at the third-party-operated Nyhamna facility notably reduced gas production in the third quarter of 2023. The year-to-date decrease in gas production relative to 2022 was exacerbated by shutdown of Hammerfest
LNG during the second quarter, despite being partially mitigated by increased contributions from Snøhvit.

Equinor third quarter 2023

Steady production levels and high realised liquids prices drove strong revenue and results for Equinor in the third quarter of 2023. The change in production mix combined with markedly lower realised gas prices caused the reduction from the extraordinary year of 2022.
The Marketing, Midstream and Processing segment contributed strong results in the third quarter, driven by liquids trading and optimisation, and efficient shipping portfolio utilisation. The reduction compared to the prior year is influenced by reduced market volatility in gas and power from extraordinary levels last year.
Operating and administrative expenses increased in the third quarter and first nine months of 2023 compared to the same periods last year due to higher production capacity, maintenance related to turnarounds, and increased liquid transportation costs reflecting increased liquid production. An increase in business development costs has further contributed to this rise. Reduced transportation tariffs, coupled with strengthening of the USD against the NOK, partially offset the increase and its visibility in the reported costs.
Increased depreciation primarily reflects portfolio developments on stream since the prior year.
Net impairments of USD 971 million in the quarter and USD 993 million for the first nine months of 2023 include the recognition of a
USD 300 million impairment to Equinor’s offshore wind projects on the US North East Coast following the rejection of petitions related to offtake agreements. The prior year’s third quarter and year-to-date included impairment reversals of USD 1,086 million and USD
1,334 million respectively, contributing to the relative decrease in net operating income for 2023.
Taxes
The reported effective tax rate was 66.5% for the third quarter of 2023 (65.5% for the third quarter of 2022) and 67.4% for the first nine months of 2023 (67.5% for the first nine months of 2022). The movement in reported tax rates in the quarter and first nine months of the year has been influenced by lower share of income from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.
The effective tax rate on adjusted earnings* of 66.0% for the third quarter of 2023 and 69.2% for the first nine months decreased compared to 70.6% and 70.0% in 2022 due to lower share of adjusted earnings* from the Norwegian continental shelf in 2023 compared to 2022, partially offset by the recognition of the US deferred tax assets in the fourth quarter of 2022.
Cash flow, net debt and capital distribution
Strong results from the business during the third quarter of 2023 generated a cash flow provided by operating activities before taxes paid and working capital items of USD 11,336 million. This was a decrease of USD 13,162 million from the prior year due to the significant downward movement in commodity prices from unprecedented highs in the third quarter of 2022.
Taxes paid of USD 3,743 million in the quarter mainly reflect the first instalment of Norwegian corporate income tax relating to the
2023 results of USD 3,669 million. The reduction in payment compared to the same period in the prior year reflects the lower pricing environment of 2023 and an extraordinary tax payment in the third quarter last year.
A working capital increase of USD 2,357 million in the third quarter negatively impacts cash flow (increase of USD 946 million in the
third quarter of 2022).
Net cash flow* increased by USD 12,237 million from the prior quarter to an inflow of USD 1,479 million, reflecting the reduced NCS tax instalments and also a reduction in share buy-back outflow following the annual payment to the Norwegian state in the second quarter. Net cash flow* for the first nine months was an outflow of USD 5,079 million compared to a high pricing environment driven inflow of USD 21,719 million for the first nine months of 2022.
A decrease in liquid assets and a reduction of equity in the quarter due to capital distributions caused an increase in the adjusted net debt to capital employed ratio* at the end of September 2023 from negative 35.1% to negative 22.9%.
The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and to continue the extraordinary cash dividend of USD 0.60 per share for the third quarter of 2023, in line with communication at the Capital Markets Update in February. The
Equinor Share will trade ex-dividend on Oslo Børs and New York Stock Exchange from and including 14 February 2024.
Expected total capital distribution for 2023 is around USD 17 billion, including a share buy-back programme of USD 6 billion. The board of directors has decided to initiate a fourth tranche of the share buy-back programme for 2023 of USD 1.67 billion. The fourth tranche will commence on 30 October and end no later than 29 January 2024. This fourth and final tranche will complete the announced share buy-back program of USD 6 billion for 2023.
The third tranche of the share buy-back programme for 2023 was completed on 20 October 2023 with a total value of up to USD 1.67 billion.
All share buy-back amounts include shares to be redeemed by the Norwegian State.

Equinor third quarter 2023

OUTLOOK

●
Organic capital expenditures*

are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026
1
.
●
Production

for 2023 is estimated to be around 1.5% above 2022 level [6].
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.
1

USD/NOK exchange rate assumption of 10.

Equinor third quarter 2023

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Quarters Change First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 Operational information 2023 2022 Change
Prices
86.8 78.4 100.9 (14%) Average Brent oil price (USD/bbl) 82.1 105.4 (22%)
84.3 73.6 96.3 (12%) E&P Norway average liquids price (USD/bbl) 78.3 102.2 (23%)
79.1 66.6 92.0 (14%) E&P International average liquids price (USD/bbl) 72.4 98.9 (27%)
68.1 61.4 79.3 (14%) E&P USA average liquids price (USD/bbl) 63.9 84.6 (25%)
80.3 70.3 92.9 (14%) Group average liquids price (USD/bbl) [1] 74.8 99.0 (24%)
842 753 928 (9%) Group average liquids price (NOK/bbl) [1] 783 933 (16%)
8.83 10.23 42.34 (79%) E&P Norway average internal gas price (USD/mmbtu) [8] 12.48 32.59 (62%)
1.08 1.41 7.01 (85%) E&P USA average internal gas price (USD/mmbtu) [8] 1.78 5.80 (69%)
10.93 11.46 44.37
1)
(75%) Realised piped gas price Europe (USD/mmbtu) [7] 14.15

33.93
1)
(58%)
1.57 1.46 7.24 (78%) Realised piped gas price US (USD/mmbtu) [7] 2.10 6.04 (65%)
15.2 8.2 14.1 8% Refining reference margin (USD/bbl) [2] 11.6 14.2 (18%)
Entitlement production (mboe per day)
636 645 595 7% E&P Norway entitlement liquids production 641 603 6%
252 221 208 21% E&P International entitlement liquids production 235 194 21%
155 140 119 31% E&P USA entitlement liquids production 142 119 19%
1,044 1,006 922 13% Group entitlement liquids production 1,017 916 11%
647 658 773 (16%) E&P Norway entitlement gas production 703 779 (10%)
25 24 25 0% E&P International entitlement gas production 27 33 (17%)
164 173 166 (1%) E&P USA entitlement gas production 169 167 1%
836 855 963 (13%) Group entitlement gas production 900 979 (8%)
1,879 1,861 1,885 (0%)
Total entitlement

liquids and gas production [3]
1,917 1,895 1%
Equity production (mboe per day)
636 645 595 7% E&P Norway equity liquids production 641 603 6%
318 290 285 12% E&P International equity liquids production 298 277 7%
174 157 132 32% E&P USA equity liquids production 158 132 20%
1,128 1,092 1,012 12% Group equity liquids production 1,097 1,012 8%
647 658 773 (16%) E&P Norway equity gas production 703 779 (10%)
37 38 39 (6%) E&P International equity gas production 42 46 (10%)
195 206 197 (1%) E&P USA equity gas production 201 199 1%
879 902 1,009 (13%) Group equity gas production 946 1,025 (8%)
2,007 1,994 2,021 (1%)
Total equity liquids

and gas production [4]
2,043 2,037 0%
Power generation
883 947 491 80%
Total power generation

(GWh) Equinor share
2,993 1,328 >100%
373 345 294 27% Renewable power generation (GWh) Equinor share
2)
1,242 1,131 10%
1) Restated. Restatement due to change in the definition of the price marker.

For more information see 'End notes'.
2) Includes Hywind Tampen

renewable power generation.

Equinor third quarter 2023

Health, safety and the environment
Twelve months
average per Full year
Q3 2023 2022
Total recordable injury

frequency (TRIF)
2.4 2.5
Serious Incident Frequency (SIF) 0.3 0.4
Oil and gas leakages (number of)
1)
10 8
First nine
months Full year
2023 2022
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.9
6.9
First nine
months First nine months
2023 2022
Absolute scope 1+2 GHG emissions (million tonnes CO
2
e)
3)
8.6 8.4
1)

Number of leakages with rate above 0.1 kg/second during the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total production (boe).
3)

Operational control, total scope 1 and 2 emissions of CO
2

and CH
4.

Equinor third quarter 2023

EXPLORATION

& PRODUCTION NORWAY
Quarters Change Financial information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (unaudited, in USD million) 2023 2022 Change
7,938 8,282 24,034 (67%) Total revenues and other income 28,264 59,200 (52%)
8,164 8,034 23,321 (65%) Adjusted total revenues and other income* 28,342 58,475 (52%)
(2,604) (2,082) (2,220) 17% Total operating expenses (6,914) (5,972) 16%
(849) (888) (984) (14%) Adjusted operating and administrative expenses* (2,713) (2,782) (3%)
(1,107) (1,064) (1,143) (3%) Adjusted depreciation, amortisation and net impairments* (3,285) (3,767) (13%)
(120) (80) (114) 5% Adjusted exploration expenses* (337) (260) 30%
5,335 6,200 21,813 (76%) Net operating income/(loss) 21,350 53,228 (60%)
6,087 6,003 21,079 (71%) Adjusted earnings/(loss)* 22,005 51,665 (57%)
1,421 1,624 1,089 30%
Additions to PP&E, intangibles and equity accounted
investments 4,362 3,500 25%
Quarters Change Operational information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 E&P Norway 2023 2022 Change
1,283 1,304 1,368 (6%) E&P entitlement liquid and gas production (mboe/day) 1,344 1,382 (3%)
84.3 73.6 96.3 (12%) Average liquids price (USD/bbl) 78.3 102.2 (23%)
8.83 10.23 42.34 (79%) Average internal gas price (USD/mmbtu) 12.48 32.59 (62%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
Production & revenues

Strong liquid production in the third quarter 2023 was attributable to the sustained high production levels and efficiency from Johan
Sverdrup. Gas fields however, experienced notably lower gas volumes primarily due to planned turnarounds and unplanned turnaround extensions.

Compared to the third quarter of 2022, liquid volumes rose by 7% despite the divestment of Ekofisk non-
operated share and reduced ownership share in Martin Linge in the third quarter of 2022, while gas volumes decreased by 16%.
Notwithstanding these challenges, the additional production mainly driven by increased capacity offset some of the impact leading to year-to-date production for 2023 being slightly below that of 2022.

Gas prices experienced a notably sharp decline from their 2022 peaks, while liquid commodity prices also saw reductions. This decline coupled with reduced gas production, led to decreased revenues for the first nine months of 2023, in comparison to the same period in 2022.
Operating expenses and financial results

For the

third quarter

of 2023,

there was

a noticeable

reduction in

adjusted operating

and administrative

expenses* compared

to the
same period in 2022. This decrease

can mainly be attributed to the

fall in energy prices, leading to

lower electricity and transportation
tariffs.

The

elevated

operation

and

maintenance

costs,

together

with

environmental

expenses,

partially

offset

the

overall

reduction
both for the third quarter

and year-to-date.

The development of the USD/NOK

exchange rate in 2023 further

impacted the visibility of
the reported cost for the third quarter and year-to-date.
In the third quarter

and year-to-date 2023, net

operating income was adversely

affected by an

impairment of USD

588 million related
to an asset in the North Sea. In the third quarter 2022 there was a positive effect of gain from sale of ownership shares in Martin Linge and Ekofisk

of USD

655 million.

For the

first nine

months of

2022, net

operating income

was positively

impacted by

net impairment
reversals of USD 817 million.

Equinor third quarter 2023

EXPLORATION

& PRODUCTION INTERNATIONAL
Quarters Change Financial information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (unaudited, in USD million) 2023 2022 Change
1,990 1,605 1,767 13% Total revenues and other income 5,143 5,057 2%
1,849 1,599 1,911 (3%) Adjusted total revenues and other income* 5,003 5,719 (13%)
(1,152) (828) (955) 21% Total operating expenses (3,146) (3,632) (13%)
58 (100) (22) >(100%) Adjusted purchases* (25) (31) (20%)
(458) (456) (442) 4% Adjusted operating and administrative expenses* (1,356) (1,238) 10%
(594) (465) (349) 70% Adjusted depreciation, amortisation and net impairments* (1,520) (1,011) 50%
(47) 173 (157) (70%) Adjusted exploration expenses* 71 (308) N/A
838 776 813 3% Net operating income/(loss) 1,996 1,425 40%
809 751 942 (14%) Adjusted earnings/(loss)* 2,174 3,131 (31%)
888 2,114 841 6%
Additions to PP&E, intangibles and equity accounted
investments 3,453 2,039 69%
Quarters Change Operational information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 E&P International 2023 2022 Change
355 328 324 9% E&P equity liquid and gas production (mboe/day) 340 324 5%
277 245 232 19% E&P entitlement liquid and gas production (mboe/day) 262 227 15%
78 83 92 (15%) Production sharing agreements (PSA) effects 78 97 (19%)
79.1 66.6 92.0 (14%) Average liquids price (USD/bbl) 72.4 98.9 (27%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
Production & Revenues

The strong production performance this quarter is largely attributed to high production efficiency from Peregrino, and the positive contribution from Buzzard field in UK following the Suncor acquisition in July 2023. The production increased this quarter and the first nine months, relative to last year, is primarily due to the restart of production at Peregrino in mid-July 2022 and the start-up of phase 2 in October 2022. The effects of natural decline in several mature fields, combined with the earlier divestment of Corrib, partially offset this increase. The decrease in the effects of production sharing agreements (PSA) was mainly caused by lower oil and gas prices, in combination with a decrease in production from several fields with PSAs.
The primary reason for the decline in adjusted revenues* in the third quarter and first nine months of 2023 was the lower prices for liquids and gas. This was partially offset by increase in equity- and entitlement production and the fair value of derivatives impacting revenues positively by USD 99 million in the first nine months of 2023.
Operating expenses and financial results
In the third quarter and the first nine months of 2023, adjusted operating and administrative expenses* saw an increase compared to the same periods in the previous year, mainly caused by increased production and maintenance costs linked to turnarounds across various fields. Increased royalties and production fees are linked to the restart of production at the Peregrino field. The increased production at Peregrino and other fields, along with new investments, contributed to the increase in depreciation. These increases in cost are partially offset by reduced exploration expenses, where the year-on-year numbers were impacted by recapitalised previously expensed exploration wells in Brazil of USD 227 million, booked in the second quarter of 2023.
Net operating income in 2022 was impacted by impairments, amounting to USD 1,095 million, related to the exit from Russia.
Additions to PPE, intangibles and equity accounted investments increased year-on-year primarily due to the acquisition of Suncor
Energy UK Limited finalised in the second quarter of 2023.

Equinor third quarter 2023

EXPLORATION

& PRODUCTION USA
Quarters Change
Financial information
First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3
(unaudited, in USD million)
2023 2022 Change
1,162 976 1,541 (25%) Total revenues and other income 3,153 4,440 (29%)
1,130 976 1,541 (27%) Adjusted total revenues and other income* 3,121 4,440 (30%)
(496) (772) (457) 9% Total operating expenses (1,944) (1,239) 57%
(293) (283) (254) 15% Adjusted operating and administrative expenses* (849) (715) 19%
(472) (445) (377) 25% Adjusted depreciation, amortisation and net impairments* (1,273) (1,059) 20%
(23) (22) (21) 5% Adjusted exploration expenses* (91) (183) (50%)
666 204 1,084 (39%) Net operating income/(loss) 1,210 3,201 (62%)
343 226 889 (61%) Adjusted earnings/(loss)* 908 2,483 (63%)
338 274 186 82%
Additions to PP&E, intangibles and equity accounted
investments 874 482 81%
Quarters Change Operational information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 E&P USA 2023 2022 Change
369 363 329 12% E&P equity liquid and gas production (mboe/day) 360 331 9%
319 313 285 12% E&P entitlement liquid and gas production (mboe/day) 311 286 9%
50 50 44 13% Royalties 49 45 8%
68.1 61.4 79.3 (14%) Average liquids price (USD/bbl) 63.9 84.6 (25%)
1.08 1.41 7.01 (85%) Average internal gas price (USD/mmbtu) 1.78 5.80 (69%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
Production & Revenues

Increased production in the third quarter and first nine months of 2023 compared to the same periods in 2022 was mainly driven by the continued production ramp up of the partner operated Vito field in the US Gulf of Mexico after start-up in the first quarter of 2023, increased production in the Caesar Tonga field in the US Gulf of Mexico due to new flow lines placed in service during the second half of 2022, and additional wells online in the Appalachian basin. The increase was partially offset by a natural decline in the Appalachian basin and several mature fields in the Gulf of Mexico.
Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the significantly lower price environment this quarter and the first nine months of 2023, in particular for gas compared to the same periods last year.

Operating expenses and financial results
The start-up of the Vito platform, combined with increased maintenance activity in the Appalachian basin contributed to higher operations and maintenance expenditure for the third quarter and first nine months of 2023 compared to the prior year. Reduced downtime in certain Gulf of Mexico assets relative to 2022 also contributed to this increase in cost. Due to increased production and additional capital expenditures both offshore and onshore, depreciation and amortisation witnessed an upswing in the third quarter and the first nine months of 2023, relative to the same periods in 2022. Exploration costs in third quarter of 2023 stayed on par with the same period in 2022, with the predominant focus being on field development expenses. For the first nine months of 2023, exploration costs were lower due to higher dry well expenditures in the prior year.
During the first nine months of 2023, the net operating income included net impairment reversals amounting to USD 290 million, compared to USD 721 million in reversals for the same period of 2022, which were primarily related to the assets in the Gulf of
Mexico.

Equinor third quarter 2023

MARKETING, MIDSTREAM & PROCESSING
Quarters Change Financial information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (unaudited, in USD million) 2023 2022 Change
25,712 22,639 42,585 (40%) Total revenues and other income 77,240 114,514 (33%)
25,371 23,150

43,029
1)
(41%) Adjusted total revenues and other income* 76,603

114,570
1)
(33%)
(24,730) (22,489) (40,669) (39%) Total operating expenses (73,990) (110,650) (33%)
(23,083) (21,065) (40,081) (42%) Adjusted purchases* [5] (69,492) (107,980) (36%)
(1,195) (1,199) (1,114) 7% Adjusted operating and administrative expenses* (3,623) (3,127) 16%
(217) (221) (211) 3% Adjusted depreciation, amortisation and net impairments* (669) (644) 4%
982 150 1,916 (49%) Net operating income/(loss) 3,250 3,864 (16%)
876 665

1,623
1)
(46%) Adjusted earnings* 2,818

2,818
1)
0%
371 426 1,742 (79%) - Gas and Power
2)
1,567 2,731 (43%)
466 299 147 >100% - Crude, Products and Liquids
2)
1,275 473 >100%
38 (61) (266) N/A - Other
2)
(24) (385) (94%)
342 65 345 (1%)
Additions to PP&E, intangibles and equity accounted
investments 626 863 (27%)
Quarters Change Operational information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3
Marketing, Midstream and Processing

2023 2022 Change
260.0 233.4 196.8
3)
32% Liquids sales volumes (mmbl) 710.7 603.9
3)
18%
13.0 14.1 15.6 (17%) Natural gas sales Equinor (bcm) 42.8 47.6 (10%)
12.0 12.3 14.2 (15%) Natural gas entitlement sales Equinor (bcm) 38.7 41.9 (8%)
510 602 197
>100%

Power generation (GWh) Equinor share 1,751 197
>100%

10.93 11.46 44.37
3)
(75%) Realised piped gas price Europe (USD/mmbtu) 14.15 33.93
3)
(58%)
1.57 1.46 7.24 (78%) Realised piped gas price US (USD/mmbtu) 2.10 6.04 (65%)
1) Restated. For more information, see Amended principles for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial
measures’ in the Supplementary disclosures.
2) From Q1 2023, the presentation of MMP’s adjusted earnings* has been changed to align with organisational structure and management’s
review of performance, with retrospective effect.
3) Restated. Restatement due to a change in definition of the price marker for realised gas price and improved methodology for calculating liquids
sales volumes. For more information, see 'End notes'.
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
Volumes, Pricing & Revenues
Liquids sales volumes increased compared to the third quarter of 2022, due to higher sales of both equity and third party volumes.
Gas sales were lower in comparison to the third quarter of 2022, primarily because of a decrease in NCS piped gas sales.
Conventional combined cycle gas turbine (CCGT) activities strengthened Equinor's share in power generation in the third quarter of
2022.
Realised European piped gas price decreased compared to the third quarter of last year attributed to lower demand, increased LNG imports and elevated storage levels.
The realised piped gas price in the US decreased compared to the third quarter of last year due to storage surplus and a drop in weather-driven demand.

Equinor third quarter 2023

Financial Results
Strong results captured during the third quarter of 2023, were driven by Crude, Products and Liquids. All products within Crude and
Liquid achieved strong results through effectively capturing both financial and physical market opportunities, as well as optimizing the shipping portfolio. Gas and Power contributed to adjusted earnings* through the marketing of LNG and piped gas. Adjusted earnings*
in the Other subsegment were positively impacted by high refining margins, which were partially offset by costs associated with developing low-carbon projects.

Compared to third quarter of last year, a strong result from Crude, Product and Liquids coupled with higher refining margins and lower loss on methanol production in the third quarter of 2023, was offset by a lower result in Gas and Power, down from the extraordinary results in the prior year. The decrease in Gas and Power is attributed to reduced gas market volatility and diminished geographical spreads impacting the opportunity to capture as much value in gas and power trading.
Adjusted earnings* for the first nine months of 2023 were consistent with those of the previous year. This result is due to the strong performance in the Crude Products and Liquids and Other subsegments, offset by lower result in Gas and Power.
Net operating income includes net effects from impairments as well as changes in fair value related to storage and commodity derivatives utilised for manage price risk exposure. During the first nine months of 2023, the net operating income included net impairments amounting to USD 350 million, in contrast to USD 891 million in reversals in the prior year.

Equinor third quarter 2023

RENEWABLES
Quarters Change Financial information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (unaudited, in USD million) 2023 2022 Change
10 8 3 >100% Revenues 24 96 (75%)
(16) (4) 9 N/A Net income/(loss) from equity accounted investments (27) 50 N/A
(5) 4 12 N/A Total revenues and other income (3) 146 N/A
(5) 7 13 N/A Adjusted total revenues and other income* (3) 60 N/A
(406) (95) (69)
>100%

Total operating expenses (589) (167) >100%
(100) (89) (58) 72% Adjusted operating and administrative expenses* (266) (155) 71%
(3) (2) (1) >100% Adjusted depreciation, amortisation and net impairments* (6) (3) >100%
(412) (91) (56) >(100%) Net operating income/(loss) (591) (21) >(100%)
(108) (84) (46) >(100%) Adjusted earnings* (275) (98) >(100%)
193 267 95
>100%

Additions to PP&E, intangibles and equity accounted
investments 1,311 195
>100%

Quarters Change Operational information First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 Renewables 2023 2022 Change
352 335 294 20% Renewables power generation (GWh) Equinor share 1,198 1,131 6%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
Power generation

In the third quarter of 2023, our offshore wind farms produced 244 GWh, with the majority coming from Dudgeon, Sheringham Shoal and Arkona. Onshore renewables contributed another 108 GWh. Compared to both the third quarter and the first nine months of 2022, there was a significant increase in production. This increase was largely due to new production from onshore power plants in Poland and higher average wind speeds.

Total revenues and other income

Total revenues decreased in the third quarter and the first nine months of 2023 compared to the same periods last year,

mainly due to
lower

net

income/(loss) from

equity

accounted investments.

This

decline was

attributed to

lower

prices, higher

maintenance costs,
one-off effect and higher expenditures associated with early phase projects.

The decrease in

total revenues during

the third quarter

was partially offset

by higher revenues

for third party

revenues, driven by

the
start-up

of

production

at

solar

plants

in

Poland.

Total

revenue

and

other

income

for

the

first

nine

months

saw

a

decrease

due

to
divestment gains from the Dogger Bank C wind farm project, which amounted to USD 87 million and was realised in the first quarter of
2022.
Operating expenses and financial results

Higher

business

development

expenditure

combined

with

increased

activity

levels

as

projects

mature

lead

to

an

upward

trend

of
operating

and

administrative

expenses

in

the

third

quarter

and

first

nine

months

of

2023

compared

to

2022.

The

increased

costs
associated with maturing projects predominantly stem from offshore wind activities in the UK and Asia.

Net operating

income in

the third

quarter and

the first

nine months

of 2023

saw a

significant decrease

from the

same period

of the
previous year. This reduction is mainly due to the recognition of USD 300 million impairment to Equinor’s offshore wind projects on the
US

North

East

Coast

following

the

rejection

of

petitions

related

to

offtake

agreements.

In

addition,

higher

development

costs
experienced in

2023 and

a divestment

gain recognised

in the

first nine

months of

2022 contributed

to the

decrease in

net operating
income.
Additions to

PP&E, intangibles,

and equity

accounted investments

for both

the third

quarter and

the first

nine months

of 2023

were
higher than

the corresponding

periods last

year.

In the

third quarter

2023, an

amount of

USD 72

million was

allocated for

offshore
wind projects, while USD 121

million was for onshore renewables,

primarily related to the acquisition

of onshore wind farm in

Poland.
Throughout the first

nine months of

2023, the acquisition

of BeGreen, commercial-scale

lease in California

and investment related

to
projects

in

the

US

made

a

substantial

contribution

to

the

overall

increase

in

PP&E,

intangibles

and

equity

accounted

investments
compared to same period in the prior year.

Equinor third quarter 2023

CONDENSED INTERIM FINANCIAL STATEMENTS
Third quarter 2023
CONSOLIDATED STATEMENT

OF INCOME
Quarters First nine months
Q3 2023 Q2 2023 Q3 2022 (unaudited, in USD million) Note 2023 2022
25,924 22,870 42,726 Revenues 4 78,005 115,163
(25) 11 75 Net income/(loss) from equity accounted investments

30 225
124 (9) 833 Other income 85 1,098
26,024 22,872 43,633
Total revenues and

other income
2 78,120 116,486
(12,269) (10,867) (13,592) Purchases [net of inventory variation] (34,371) (40,953)
(2,420) (2,565) (2,393) Operating expenses 3 (7,707) (6,581)
(295) (216) (221) Selling, general and administrative expenses (814) (708)
(3,369) (2,243) (1,049) Depreciation, amortisation and net impairments (7,812) (5,207)
(218) 71 (275) Exploration expenses

(394) (809)
(18,571) (15,821) (17,531) Total operating expenses 2 (51,098) (54,258)
7,453 7,051 26,103 Net operating income/(loss) 2 27,022 62,228
(412) (418) (336) Interest expenses and other financial expenses

(1,292) (929)
425 741 1,389 Other financial items

2,817 2,836
13 323 1,053 Net financial items 5 1,525 1,907
7,466 7,374 27,156 Income/(loss) before tax

28,547 64,135
(4,965) (5,545) (17,785) Income tax 6 (19,251) (43,289)
2,501 1,829 9,371 Net income/(loss) 9,296 20,847
2,497 1,824 9,384 Attributable to equity holders of the company 9,282 20,851
4 6 (13) Attributable to non-controlling interests 14 (5)
0.84 0.60 2.98 Basic earnings per share (in USD) 3.05 6.54
0.84 0.60 2.97 Diluted earnings per share (in USD) 3.04 6.52
2,971 3,042 3,148 Weighted average number of ordinary shares outstanding (in millions) 3,043 3,187
2,978 3,049 3,157 Weighted average number of ordinary shares outstanding diluted (in millions) 3,050 3,196

Equinor third quarter 2023

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters First nine months
Q3 2023 Q2 2023 Q3 2022 (unaudited, in USD million) 2023 2022
2,501 1,829 9,371 Net income/(loss) 9,296 20,847
20 544 (42) Actuarial gains/(losses) on defined benefit pension plans 618 (434)
(8) (121) 15 Income tax effect on income and expenses recognised in OCI
1)
(145) 103
12 423 (26) Items that will not be reclassified to the Consolidated statement of income 472 (331)
(284) (45) (3,488) Foreign currency translation effects (1,756) (7,726)
(17) 92 0 Share of OCI from equity accounted investments 11 0
(301) 47 (3,488)
Items that may be subsequently reclassified to the Consolidated statement of income (1,745) (7,726)
(289) 470 (3,515) Other comprehensive income/(loss) (1,273) (8,057)
2,212 2,299 5,856
Total comprehensive

income/(loss)
8,023 12,789
2,207 2,293 5,869 Attributable to the equity holders of the company 8,009 12,794
4 6 (13) Attributable to non-controlling interests 14 (5)
1) Other comprehensive income (OCI)

Equinor third quarter 2023

CONSOLIDATED BALANCE SHEET
At 30 September At 31 December
(unaudited, in USD million) Note 2023 2022
1)
ASSETS
Property, plant and equipment 2 55,930 56,498
Intangible assets 3 5,732 5,158
Equity accounted investments 2,512 2,758
Deferred tax assets 7,629 8,732
Pension assets 1,342 1,219
Derivative financial instruments 413 691
Financial investments 2,913 2,733
Prepayments and financial receivables 7 990 2,063

Total non-current

assets
77,462 79,851

Inventories 4,834 5,205
Trade and other receivables
2
15,053 22,452
Derivative financial instruments 1,702 4,039
Financial investments 25,290 29,876
Cash and cash equivalents
3
14,944 15,579

Total current assets 61,823 77,152

Assets classified as held for sale 3 146 1,018

Total assets 139,430 158,021

EQUITY AND LIABILITIES
Shareholders' equity 48,718 53,988
Non-controlling interests 15 1

Total equity 48,733 53,989

Finance debt 5 22,205 24,141
Lease liabilities 2,283 2,410
Deferred tax liabilities 12,556 11,996
Pension liabilities 3,205 3,671
Provisions and other liabilities 7 13,273 15,633
Derivative financial instruments 2,551 2,376

Total non-current

liabilities
56,074 60,226

Trade, other payables and provisions 11,573 13,352
Current tax payable 6 13,674 17,655
Finance debt 5, 7 3,978 4,359
Lease liabilities 1,305 1,258
Dividends payable 2,665 2,808
Derivative financial instruments 1,093 4,106

Total current liabilities 34,289 43,539

Liabilities directly associated with the assets classified as held for sale

3 335 268

Total liabilities 90,698 104,032

Total equity and liabilities 139,430 158,021
1) Audited
2) Of which Trade receivables of USD 11.3

billion 30 September 2023 and USD 17.3 billion 31 December 2022
3) Includes collateral deposits of USD 2.3 billion for 30 September 2023 related to certain requirements set out by exchanges where Equinor
is participating. The corresponding figure for 31 December 2022 is USD 6.1 billion.

Equinor third quarter 2023

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2022 1,164 6,408 36,683 (5,245) 0 39,010 14 39,024
Net income/(loss) 20,851 20,851 (5) 20,847
Other comprehensive
income/(loss) (331) (7,726) (8,057) (8,057)
Total comprehensive
income/(loss) 12,789
Dividends (6,314) (6,314) (6,314)
Share buy-back (22) (2,753) (2,775) (2,775)
Other equity transactions (9) (9) (1) (10)
At 30 September 2022

1,142 3,647 50,889 (12,971) 0 42,706 8 42,714
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 9,282 9,282 14 9,296
Other comprehensive
income/(loss) 472 (1,756) 11 (1,273) (1,273)
Total comprehensive
income/(loss) 8,023
Dividends (8,140) (8,140) (8,140)
Share buy-back
1)
(42) (5,093) (5,135) (5,135)
Other equity transactions (3) (3) (3)
At 30 September 2023 1,101 (2,056) 59,849 (10,611) 434 48,718 15 48,733
1) For more information see note 8 Capital distribution.

Equinor third quarter 2023

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters
First nine
months
First nine
months
Q3 2023 Q2 2023 Q3 2022 (unaudited, in USD million)
Note
2023 2022
7,466 7,374 27,156 Income/(loss) before tax 28,547 64,135
3,369 2,243 1,049 Depreciation, amortisation and net impairment 7,812 5,207
52 (223) (2) Exploration expenditures written off (net) (81) 159
12 (197) (1,691) (Gains)/losses on foreign currency transactions and balances 5 (1,140) (4,228)
0 27 (642) (Gains)/losses on sale of assets and businesses 3 260 (736)
21 (276) (1,235) (Increase)/decrease in other items related to operating activities
1)
(579) (2,455)
195 1,213 (111) (Increase)/decrease in net derivative financial instruments 1,735 845
407 627 113 Interest received 1,311 183
(186) (303) (138) Interest paid (740) (490)
11,336 10,485 24,498
Cash flows provided by operating activities before taxes paid and working capital items 37,126 62,620
(3,743) (10,841) (16,975) Taxes paid (20,173) (29,668)
(2,357) 2,214 (946) (Increase)/decrease in working capital 5,011 (2,083)
5,236 1,857 6,578
Cash flows provided by operating activities

21,965 30,869
(100) (803) (21) Cash (used)/received in business combinations 3 (1,155) 147
(2,652) (2,842) (2,053) Capital expenditures and investments
2)
3 (7,545) (6,382)
(2,679) 11,241 2,821 (Increase)/decrease in financial investments 3,454 (3,098)
14 (738) 904 (Increase)/decrease in derivatives financial instruments (1,527) 2,268
(219) (24) (63) (Increase)/decrease in other interest-bearing items (180) (30)
0 71 269 Proceeds from sale of assets and businesses
2), 3)
3 118 919
(5,636) 6,905 1,856 Cash flows provided by/(used in) investing activities (6,835) (6,176)
0 (300) 0 Repayment of finance debt (2,476) 0
(336) (336) (341) Repayment of lease liabilities (1,004) (1,002)
(2,613) (2,725) (1,256) Dividends paid (8,199) (3,149)
(531) (4,079) (1,996) Share buy-back (5,071) (2,738)
(1,195) 1,101 (278) Net current finance debt and other financing activities 7 779 (5,332)
(4,675) (6,338) (3,871) Cash flows provided by/(used in) financing activities (15,971) (12,221)
(5,074) 2,424 4,563 Net increase/(decrease) in cash and cash equivalents (841) 12,472
(156) (154) (1,778) Effect of exchange rate changes on cash and cash equivalents (318) (3,111)
19,650 17,380 20,562 Cash and cash equivalents at the beginning of the period (net of overdraft) 15,579 13,987
14,420 19,650 23,348 Cash and cash equivalents at the end of the period (net of overdraft) 14,420 23,348
1)

The line item includes a fair value gain related to inventory of USD 885 million in the third quarter 2022. The corresponding amount in the
third quarter 2023 was a fair value loss of USD 13 million.
2)

Cash inflow of USD 433 million received in the first quarter 2022 related to the disposal of parts of the interests in the Bacalhau field in
2018 (contingent consideration) has been reclassified from Capital expenditures and investments to Proceeds from sale of assets and
businesses.
3)

The line item includes cash consideration net of cash disposed, related to the disposal of Equinor Energy Ireland Limited at closing date
31 March 2023. See note 3 Acquisitions and disposals for more information.

4)

At 30 September 2023 cash and cash equivalents included a net overdrafts of USD 524 million. At 30 September 2022 and at 31
December 2022 cash and cash equivalents net overdraft were zero.

Equinor third quarter 2023

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035,
Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the third quarter of 2023 were authorised for issue by the board of directors on
26 October 2023.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements and should be read in conjunction with the Consolidated annual financial statements for 2022. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.
As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.
Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor’s consolidated annual financial statements for 2022. A description of the material accounting policies is included in Equinor’s consolidated annual financial statements for 2022. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorization in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2022.
For information about standards, amendments to standards and interpretations effective from 1 January 2023, that could affect the consolidated financial statements, please refer to note 2 in Equinor’s consolidated financial statements for 2022. None of the amendments effective from 1 January 2023 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor’s consolidated financial statements for 2022 for more information about accounting judgement and key sources of estimation uncertainty. Refer to note 2 Segments in this report for further information about management’s future commodity price assumptions.

Equinor third quarter 2023

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology,

Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements,

except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.
Third quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 34 183 98 25,611 2 121 0 26,048
Revenues inter-segment 7,904 1,809 1,064 107 8 8 (10,902) 0
Net income/(loss) from equity accounted
investments 0 (2) 0 (6) (16) 0 0 (25)
Total revenues and

other income

7,938 1,990 1,162 25,712 (5) 129 (10,902) 26,024
Purchases [net of inventory variation] (1) 58 0 (22,987) 0 (0) 10,661 (12,269)
Operating, selling, general and
administrative expenses (788) (541) (293) (1,181) (103) (76) 267 (2,715)
Depreciation and amortisation (1,107) (594) (472) (217) (3) (34) 0 (2,426)
Net impairment (losses)/reversals (588) 0 290 (346) (300) 0 0 (943)
Exploration expenses (120) (75) (23) 0 0 0 0 (218)
Total operating expenses (2,604) (1,152) (496) (24,730) (406) (110) 10,928 (18,571)
Net operating income/(loss) 5,335 838 666 982 (412) 18 27 7,453
Additions to PP&E, intangibles and equity
accounted investments 1,421 888 338 342 193 24 (0) 3,206
Balance sheet information
Equity accounted investments

3 92 0 772 1,572 73 0 2,512
Non-current segment assets

26,344 18,352 11,098 3,824 1,033 1,009 0 61,662
Non-current assets not allocated to
segments

13,288
Total non-current

assets

77,462
Assets held for sale 146 0 0 0 0 0 0 146

Equinor third quarter 2023

Second quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 59 186 75 22,514 8 19 0 22,861
Revenues inter-segment 8,223 1,394 902 135 0 8 (10,661) 0
Net income/(loss) from equity accounted
investments 0 24 0 (9) (4) 0 0 11
Total revenues and

other income

8,282 1,605 976 22,639 4 27 (10,661) 22,872
Purchases [net of inventory variation] (0) (100) 0 (21,094) 0 (0) 10,327 (10,867)
Operating, selling, general and
administrative expenses (937) (436) (305) (1,172) (93) (9) 172 (2,781)
Depreciation and amortisation (1,064) (465) (445) (221) (2) (35) 0 (2,231)
Net impairment (losses)/reversals 0 0 0 (2) 0 (10) 0 (12)
Exploration expenses (80) 173 (22) 0 0 0 0 71
Total operating expenses (2,082) (828) (772) (22,489) (95) (54) 10,499 (15,821)
Net operating income/(loss) 6,200 776 204 150 (91) (26) (162) 7,051
Additions to PP&E, intangibles and equity
accounted investments 1,624 2,114 274 65 267 0 0 4,345

Equinor third quarter 2023

Third quarter 2022
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 880 116 77 42,462 3 20 0 43,559
Revenues inter-segment 23,154 1,618 1,465 91 0 9 (26,336) 0
Net income/(loss) from equity accounted
investments 0 33 0 33 9 0 0 75
Total revenues and

other income
24,034 1,767 1,541 42,585 12 29 (26,336) 43,633
Purchases [net of inventory variation] (0) (22) 0 (40,253) 0 0 26,683 (13,592)
Operating, selling, general and
administrative expenses (963) (427) (254) (1,097) (68) 11 183 (2,614)
Depreciation and amortisation (1,143) (349) (377) (211) (1) (38) 0 (2,118)
Net impairment (losses)/reversals 0 0 178 891 0 0 0 1,069
Exploration expenses (114) (157) (4) 0 0 0 0 (275)
Total operating expenses (2,220) (955) (457) (40,669) (69) (27) 26,866 (17,531)
Net operating income/(loss) 21,813 813 1,084 1,916 (56) 2 531 26,103
Additions to PP&E, intangibles and equity
accounted investments 1,089 841 186 345 95 17 0 2,574

Equinor third quarter 2023

First nine months 2023
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 45 697 234 76,892 16 206 0 78,090
Revenues inter-segment 28,219 4,412 2,920 324 8 25 (35,909) 0
Net income/(loss) from equity accounted
investments 0 33 0 24 (27) 0 0 30
Total revenues and

other income

28,264 5,143 3,153 77,240 (3) 231 (35,909) 78,120
Purchases [net of inventory variation] (1) (25) 0 (69,439) 0 (1) 35,095 (34,371)
Operating, selling, general and
administrative expenses (2,702) (1,636) (870) (3,532) (283) (218) 720 (8,521)
Depreciation and amortisation (3,285) (1,520) (1,273) (669) (6) (102) 0 (6,855)
Net impairment (losses)/reversals (588) 0 290 (350) (300) (10) 0 (957)
Exploration expenses (337) 35 (91) 0 0 0 0 (394)
Total operating expenses (6,914) (3,146) (1,944) (73,990) (589) (330) 35,815 (51,098)
Net operating income/(loss) 21,350 1,996 1,210 3,250 (591) (99) (94) 27,022
Additions to PP&E, intangibles and equity
accounted investments 4,362 3,453 874 626 1,311 102 0 10,730

Equinor third quarter 2023

First nine months 2022
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 1,222 415 236 114,208 96 84 0 116,261
Revenues inter-segment 57,979 4,501 4,204 272 0 28 (66,984) 0
Net income/(loss) from equity accounted
investments 0 141 0 33 50 0 0 225
Total revenues and

other income
59,200 5,057 4,440 114,514 146 111 (66,984) 116,486
Purchases [net of inventory variation] 0 (31) (0) (107,920) 0 (0) 66,999 (40,953)
Operating, selling, general and
administrative expenses (2,762) (1,187) (719) (2,977) (164) (70) 590 (7,289)
Depreciation and amortisation (3,767) (1,008) (1,059) (644) (3) (116) 0 (6,597)
Net impairment (losses)/reversals 821 (1,033) 711 891 0 0 0 1,390
Exploration expenses (265) (373) (172) 0 0 0 0 (809)
Total operating expenses (5,972) (3,632) (1,239) (110,650) (168) (186) 67,589 (54,258)
Net operating income/(loss) 53,228 1,425 3,201 3,864 (22) (75) 605 62,228
Additions to PP&E, intangibles and equity
accounted investments 3,500 2,039 482 863 195 87 0 7,166

Equinor third quarter 2023

Net impairments/reversal of impairments and changes to accounting assumptions
Management’s future commodity price assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions reflect management’s best estimate of the price development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets.
Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 up to and including the first quarter of 2023 are provided in brackets.
Year

Prices in real terms
1)
2025 2030 2040 2050
Brent Blend (USD/bbl) 79 (78) 78 (78) 73 (73) 68 (68)
European gas (USD/mmBtu) - TTF 15.5 (20.9) 9.1 (9.9) 9.5 (9.4) 9.5 (9.4)
Henry Hub (USD/mmBtu) 3.6 (4.2) 4.3 (3.9) 4.3 (3.9) 4.3 (3.9)
Electricity Germany (EUR/MWh) 106 (122) 78 (74) 71 (60) 71 (60)
EU ETS (EUR/tonne) 90 (84) 105 (84) 128 (111) 150 (137)
1) Basis year 2023.

Equinor third quarter 2023

In the third quarter of 2023, Equinor recognised net impairments of USD 943 million., excluding impairments related to capitalized exploration and evaluation expenditures. Equinor’s offshore wind projects on the US North East Coast are facing increased costs due to inflation and supply chain constraints. On 12 October 2023, the New York State Public Service Commission (PSC) rejected price increase petitions related to offtake agreements from several offshore and onshore wind farm developers, including Equinor’s joint ventures. As a consequence, an impairment of USD 300 million has been recognised in the REN segment in the third quarter. The recoverable amount of Equinor’s investments in the offshore wind projects on the US North East Coast has been established applying a fair value approach. These investments are accounted for using the equity method.
Impairments in the E&P Norway segment amounted to USD 588 million and mainly relate to reduced expected reserves on a producing asset. Impairments in the MMP segment amounted to USD 346 million and mainly relate to expectations of stabilizing refinery margins at a lower level than the margins consumed in the recent quarterly periods. Impairment reversals in the E&P USA segment amounted to USD 290 million and mainly relate to increased expected reserves on a producing asset. Recoverable amounts in these impairment assessments, are based on value in use. Estimates of discounted cash flows used to determine the recoverable amounts are based on internal forecasts on cost, production profiles and commodity prices.
Non-current assets by country
At 30 September At 31 December
(in USD million) 2023 2022
Norway 30,294 33,242
USA 12,514 12,343
Brazil 10,038 9,400
UK 5,273 3,688
Azerbaijan 1,355 1,401
Canada 1,136 1,171
Denmark 913 497
Angola 902 895
Argentina 593 615
Algeria 506 622
Other 650 541
Total non-current

assets
1)
64,174 64,414
1) Excluding deferred tax assets, pension assets and non-current financial assets.
3 Acquisitions and disposals

Acquisitions
Acquisition of Suncor Energy UK Limited
On 30 June 2023, Equinor closed a transaction with Suncor Energy UK Holdings Ltd to acquire 100% of the shares in Suncor Energy
UK Limited for a total consideration of USD 803 million after customary adjustments for working capital. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development
(40%). The transaction has been accounted for within the E&P International segment as a business combination, resulting in an increase in Equinor’s property, plant and equipment of USD 1,516 million and deferred tax liabilities of USD 694 million. The purchase price and the purchase price allocation are preliminary.
Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar
Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps. The cash consideration amounted to USD 252 million (EUR 235 million), in addition to a consideration contingent on the successful delivery of future solar projects above an agreed megawatt threshold. The transaction has been accounted for within the REN segment as a business combination, resulting in an increase of Equinor’s intangible assets of USD 423 million. The purchase price and the purchase price allocation are preliminary.
Disposals
Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy Ireland Limited (EEIL). Prior to closing,
Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including

Equinor third quarter 2023

cash settlement of contingent consideration. A loss of USD 258 million has been recognised and presented in the line item Operating expenses in the Consolidated statement of income within the E&P International segment.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the third quarter of 2023 to the country of the legal entity executing the sale, Norway constitutes 78%, and the USA constitutes 20% of such revenues (76% and 20%, respectively, for the second quarter of 2023; 80% and 17%, respectively, for the first nine months of 2023). For the third quarter of 2022, Norway and the
USA constituted 84% and 12% of such revenues, respectively (84% and 12% respectively for the first nine months of 2022).
Revenues from contracts with customers and other revenues
Quarters First nine months
Q3 2023 Q2 2023 Q3 2022 (in USD million) 2023 2022
15,999 13,055 14,098 Crude oil 41,165 45,530
4,292 5,041 21,293 Natural gas 19,789 49,753
3,728 4,422 19,106

- European gas
17,378 44,913
217 199 846

- North American gas
813 2,233
347 419 1,341

- Other incl. Liquefied natural gas
1,598 2,607
2,528 2,368 2,766 Refined products 7,373 8,201
2,095 1,780 2,239 Natural gas liquids 6,258 7,345
272 395 399 Transportation 1,120 991
465 657 1,465 Other sales 2,081 3,233
25,650 23,295 42,259 Revenues from contracts with customers 77,786 115,053
274 (425) 466 Total other revenues
1)
219 110
25,924 22,870 42,726 Revenues 78,005 115,163
1) Principally relates to commodity derivatives and change in fair value less cost to sell for commodity inventories held for trading purposes.

Equinor third quarter 2023

5 Financial items

Quarters First nine months
Q3 2023 Q2 2023 Q3 2022 (in USD million) 2023 2022
(12) 197 1,691 Net foreign currency exchange gains/(losses) 1,140 4,228
580 618 346 Interest income and other financial items 1,788 740
(54) 5 (44) Gains/(losses) on financial investments (16) (402)
(89) (79) (604)
Gains/(losses) other derivative financial instruments

(94) (1,730)
(412) (418) (336) Interest and other finance expenses (1,292) (929)
13 323 1,053 Net financial items 1,525 1,907
Equinor reports significant unrealised foreign currency gains in the first nine months of 2023 and in the first nine months of 2022, mainly related to the strengthening of USD versus NOK. These effects are mainly due to a large part of Equinor’s operations having
NOK as functional currency, and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency USD. Reduced net foreign currency exchange effects in third quarter 2023 compared to same period prior year are due to reduced balances and less change in currency rates.
The increase in Interest income and other financial items in the first nine months compared to the same period prior year mainly relates to higher interest rates.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2023, there were no outstanding amounts compared to USD 0.2 billion utilised as of 31 December 2022.
6 Income taxes
Quarters First nine months
Q3 2023 Q2 2023 Q3 2022 (in USD million) 2023 2022
7,466 7,374 27,156 Income/(loss) before tax 28,547 64,135
(4,965) (5,545) (17,785) Income tax (19,251) (43,289)

66.5%

75.2%

65.5%
Effective tax rate 67.4% 67.5%
The effective tax rate for the third quarter and the first nine months of 2023 was significantly influenced by lower share of income from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.
The effective tax rate for the third quarter and for the first nine months of 2022 was primarily influenced by positive income in countries with lower tax rates and with unrecognised deferred tax assets and by tax exempted gains on divestment. The effective tax for the third quarter and first nine months was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

Equinor third quarter 2023

7 Provisions, commitments, contingent items and related parties
Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 1.2 billion to USD 10.6 billion at 30 September 2023 compared to year-end 2022, mainly due to increased discount rates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.
Related parties
The line-item Trade and other receivables include a receivable from the Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD 0.2 billion. At year-end
2022, the corresponding estimated amount of USD 1.5 billion was classified as a non-current item and included in the line-item
Prepayments and financial receivables. The decrease is mainly related to reduced cost price for gas storage volume. A corresponding non-current liability of USD 0.2 billion has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary. The estimated total non-current liabilities to SDFI amounts to USD 0.8 billion at 30 September 2023 (USD 2.1 billion at year end 2022). In addition, the line-item Finance debt, which form part of the sub-total Total current liabilities, includes a liability of USD 1.1 billion to SDFI due to cash received for collateral deposits requirement (0 at year end 2022).
8 Capital distribution
Dividend for the third quarter
On 26 October 2023, the Board of Directors resolved to declare an ordinary cash dividend for the third quarter of 2023 of USD 0.30 per share and an extraordinary cash dividend of USD 0.60 per share. The Equinor shares will be traded ex-dividend 14 February 2024 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 15 February 2024 and payment date will be 27 February 2024.
Share buy- back programme 2023
Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors will on a quarterly basis decide on share buy-back tranches. The 2023 programme is up to USD 6,000 million, including shares to be redeemed from the Norwegian
State.
During the first six months, Equinor launched two tranches of USD 2,667 million in total, of which USD 880 million was acquired in the open market. In July 2023, Equinor launched the third tranche of USD 1,667 billion, of which USD 550 million has been recognised as reduction in equity due to an irrevocable agreement with a third-party. Of the third tranche, USD 421 million has been acquired in the open market and settled at September 2023.
On 26 October 2023 the Board of Directors decided to initiate a fourth and final share buy-back tranche of USD 1,667 million for 2023
(including the State’s share), starting 30 October 2023 and with an end-date no later than 29 January 2024.
In order to maintain the Norwegian States ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual general meeting on 10 May 2023. The liability to the Norwegian State of USD 3,705 million (NOK 39,071 million) was settled in June
2023.
First nine months
Equity impact of share buy-back programmes (in USD million) 2023 2022
First tranche 330 330
Second tranche 550 440
Third tranche 550 605
Norwegian state share
1)
3,705 1,399

Equinor third quarter 2023

Total 5,135 2,775
1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme

Equinor third quarter 2023

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 Exchange rates 2023 2022 Change
0.0954 0.0934 0.1001 (5%) NOK/USD average daily exchange rate 0.0955 0.1060 (10%)
0.0941 0.0928 0.0921 2% NOK/USD period-end exchange rate 0.0941 0.0921 2%
10.4818 10.7100 9.9903 5% USD/NOK average daily exchange rate 10.4699 9.4322 11%
10.6225 10.7712 10.8574 (2%) USD/NOK period-end exchange rate 10.6225 10.8574 (2%)
1.0880 1.0890 1.0065 8% EUR/USD average daily exchange rate 1.0832 1.0609 2%
1.0594 1.0866 0.9748 9% EUR/USD period-end exchange rate 1.0594 0.9748 9%
USE AND RECONCILIATION

OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Equinor third quarter 2023

Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:
●

With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
●

With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.
These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately reflecting the economic impact of its risk management activities.
Impact of change Q3 2022 First nine months 2022
MMP segment As reported Impact Restated As reported Impact Restated
Changes in fair value of derivatives 22 54 76 (7) (407) (414)
Periodisation of inventory hedging effect 251 118 369 46 432 478
Adjusted total revenues and other income 42,858 171 43,029 114,544 26 114,570
Adjusted earnings/(loss) 1,452 171 1,623 2,792 26 2,818
Adjusted earnings/(loss) after tax 523 475 998 820 1,066 1,886
Impact of change Q3 2022 First nine months 2022
Equinor group
As reported

Impact

Restated

As reported

Impact

Restated

Changes in fair value of derivatives 85 54 138 255 (407) (152)
Periodisation of inventory hedging effect 251 118 369 46 432 478
Adjusted total revenues and other income 43,337 171 43,509 116,364 26 116,390
Adjusted earnings/(loss) 24,301 171 24,472 59,881 26 59,907
Adjusted earnings/(loss) after tax 6,715 475 7,191 16,895 1,066 17,961
Effective tax rates on adjusted earnings 72.4% (1.8%) 70.6% 71.8% (1.8%) 70.0%
No other line items or segments were affected by the change.
●
Capital employed adjusted – this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement. In Equinor’s view, net debt ratio provides useful information about Equinor’s capital structure and financial strength.
●
Organic capital expenditures (organic investments/capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 3.2 billion in Q3 2023 (Q3 2022: USD 2.6 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q3 2023, a total of USD 0.6 billion
(Q3 2022: USD 0.6 billion) is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor’s investments in maintenance and development of the company’s assets.

Equinor third quarter 2023

●
Gross investments/capex

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Cash flow from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, available for investing activities, for debt servicing and distribution to shareholders. However, cash flow from operations after taxes paid is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flow from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures.

●
Net cash flow (previously named free cash flow) - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. The name of the measure was updated in the first quarter of 2023, but no changes have been made to the definition.

Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives : In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are required to be carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted earnings, as these fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect : Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. Therefore, measurement differences occur in relation to the recognition of gains and losses. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With effect from the first quarter of 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.
●
Over/underlift : Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.

●
The operational storage is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our definitions and use of non-GAAP financial measures, see section 5.8 Use and reconciliation of non-
GAAP financial measures in Equinor's 2022 Integrated Annual Report.

Equinor third quarter 2023

Reconciliation of adjusted earnings
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
third quarter of 2023
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables
Other

(in USD million)
Total revenues and

other income
26,024 7,938 1,990 1,162 25,712 (5) (10,773)
Adjusting items (289) 226 (140) (32) (341) - (1)
Changes in fair value of derivatives (206) 20 (6) - (219) - -
Periodisation of inventory hedging effect (22) - - - (22) - -
Over-/underlift 72 206 (134) - - - -
Other adjustments (100) - - - (100) - -
Gain/loss on sale of assets (33) - - (32) - - (1)
Adjusted total revenues and other income 25,735 8,164 1,849 1,130 25,371 (5) (10,773)
Purchases [net of inventory variation] (12,269) (1) 58 - (22,987) - 10,661
Adjusting items (123) - - - (97) - (27)
Operational storage effects (92) - - - (92) - -
Provisions (5) - - - (5) - -
Eliminations (27) - - - - - (27)
Adjusted purchases [net of inventory variation] (12,392) (1) 58 - (23,083) - 10,634
Operating and administrative expenses

(2,715) (788) (541) (293) (1,181) (103) 191
Adjusting items 12 (61) 83 - (13) 4 -
Over-/underlift 21 (61) 83 - - - -
Other adjustments 4 - - - - 4 -
Provisions (13) - - - (13) - -
Adjusted operating and administrative expenses

(2,703) (849) (458) (293) (1,195) (100) 191
Depreciation, amortisation and net impairments (3,369) (1,695) (594) (181) (562) (303) (34)
Adjusting items 943 588 - (290) 346 300 -
Impairment 1,234 588 - - 346 300 -
Reversal of Impairment (290) - - (290) - - -
Adjusted depreciation, amortisation and net
impairments
(2,426) (1,107) (594) (472) (217) (3) (34)
Exploration expenses (218) (120) (75) (23) - - -
Adjusting items 28 - 28 - - - -
Impairment 28 - 28 - - - -
Adjusted exploration expenses (190) (120) (47) (23) - - -
Net operating income/(loss) 7,453 5,335 838 666 982 (412) 45
Sum of adjusting items 571 752 (29) (323) (106) 304 (27)
Adjusted earnings/(loss) 8,024 6,087 809 343 876 (108) 18
Tax on adjusted

earnings
(5,292) (4,743) (163) (82) (333) 11 17
Adjusted earnings/(loss) after tax 2,731 1,343 646 261 543 (97) 35

Equinor third quarter 2023

Items impacting net operating income/(loss) in the
third quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and

other income
43,633 24,034 1,767 1,541 42,585 12 (26,307)
Adjusting items (125) (713) 144 - 444 0 (0)
Changes in fair value of derivatives

138
1)
(167) 229 -

76
1)
- -
Periodisation of inventory hedging effect

369
1)
- - -

369
1)
- -
Operating and administrative expenses 0 - - - - 0 -
Over-/underlift 24 109 (85) - - - -
Gain/loss on sale of assets (655) (655) - - - - (0)
Adjusted total revenues and other income

43,509
1)
23,321 1,911 1,541

43,029
1)
13 (26,307)
Purchases [net of inventory variation] (13,592) (0) (22) - (40,253) - 26,683
Adjusting items (377) - - - 171 - (548)
Operational storage effects 171 - - - 171 - -
Eliminations (548) - - - - - (548)
Adjusted purchases [net of inventory variation] (13,969) (0) (22) - (40,081) - 26,135
Operating and administrative expenses (2,614) (963) (427) (254) (1,097) (68) 194
Adjusting items (43) (22) (15) (0) (17) 10 -
Over-/underlift (36) (22) (15) - - - -
Gain/loss on sale of assets 10 - - (0) - 10 -
Provisions (17) - - - (17) - -
Adjusted operating and administrative expenses (2,657) (984) (442) (254) (1,113) (58) 194
Depreciation, amortisation and net impairments (1,049) (1,143) (349) (199) 680 (1) (38)
Adjusting items (1,069) - (0) (178) (891) - -
Impairment 79 - (0) - 79 - -
Reversal of impairment (1,148) - - (178) (970) - -
Adjusted depreciation, amortisation and net
impairments
(2,118) (1,143) (349) (377) (211) (1) (38)
Exploration expenses (275) (114) (157) (4) - - (0)
Adjusting items (17) - (0) (17) - - -
Impairment 9 - (0) 9 - - -
Reversal of impairment (26) - - (26) - - -
Adjusted exploration expenses (292) (114) (157) (21) - - -
Net operating income/(loss) 26,103 21,813 813 1,084 1,916 (56) 533
Sum of adjusting items

(1,631)
1)
(735) 129 (195)

(293)
1)
10 (548)
Adjusted earnings/(loss)

24,472
1)
21,079 942 889

1,623
1)
(46) (15)
Tax on adjusted

earnings

(17,281)
1)
(16,356) (301) (21)

(625)
1)
14 9
Adjusted earnings/(loss) after tax

7,191
1)
4,723 641 868

998
1)
(32) (6)
1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section ‘Use and
reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor third quarter 2023

Items impacting net operating income/(loss) in the
second quarter of 2023
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and

other income
22,872 8,282 1,605 976 22,639 4 (10,634)
Adjusting Items 261 (247) (5) - 511 2 -
Changes in fair value of derivatives 362 13 (4) - 353 - -
Periodisation of inventory hedging effect 158 - - - 158 - -
Over-/underlift (262) (260) (2) - - - -
Gain/loss on sale of assets 2 - - - - 2 -
Adjusted total revenues and other income 23,133 8,034 1,599 976 23,150 7 (10,634)
Purchases [net of inventory variation] (10,867) (0) (100) - (21,094) - 10,327
Adjusting Items 191 - - - 29 - 162
Operational storage effects 29 - - - 29 - -
Eliminations 162 - - - - - 162
Adjusted purchases [net of inventory variation] (10,676) (0) (100) - (21,065) - 10,489
Operating and administrative expenses (2,781) (937) (436) (305) (1,172) (93) 163
Adjusting Items 29 50 (20) 22 (27) 4 -
Over-/underlift 6 50 (44) - - - -
Other adjustments 26 - - 22 - 4 -
Gain/loss on sale of assets 24 - 24 - - - -
Provisions (27) - - - (27) - -
Adjusted operating and administrative expenses (2,752) (888) (456) (283) (1,199) (89) 163
Depreciation, amortisation and net impairments (2,243) (1,064) (465) (445) (223) (2) (44)
Adjusting Items 11 - - - 2 - 9
Impairment 11 - - - 2 - 9
Adjusted depreciation, amortisation and net
impairments
(2,232) (1,064) (465) (445) (221) (2) (36)
Exploration expenses 71 (80) 173 (22) - - -
Adjusting Items - - - - - - -
Adjusted exploration expenses 71 (80) 173 (22) - - -
Net operating income/(loss) 7,051 6,200 776 204 150 (91) (189)
Sum of adjusting items 492 (197) (25) 22 515 6 171
Adjusted earnings/(loss) 7,543 6,003 751 226 665 (84) (18)
Tax on adjusted

earnings
(5,297) (4,636) (332) (52) (328) 7 44
Adjusted earnings/(loss) after tax 2,246 1,366 419 173 337 (77) 26

Equinor third quarter 2023

Items impacting net operating income/(loss) in the
first nine months of 2023
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and

other income
78,120 28,264 5,143 3,153 77,240 (3) (35,677)
Adjusting items (732) 77 (139) (32) (637) 0 (1)
Changes in fair value of derivatives (646) 128 (99) - (676) - -
Periodisation of inventory hedging effect 161 - - - 161 - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift (92) (52) (40) - - - -
Other adjustments (100) - - - (100) - -
Gain/loss on sale of assets (56) 1 - (32) (23) (0) (1)
Adjusted total revenues and other income 77,388 28,342 5,003 3,121 76,603 (3) (35,678)
Purchases [net of inventory variation] (34,371) (1) (25) - (69,439) - 35,095
Adjusting items 40 - - - (53) - 94
Operational storage effects (48) - - - (48) - -
Provisions (5) - - - (5) - -
Eliminations 94 - - - - - 94
Adjusted purchases [net of inventory variation] (34,331) (1) (25) - (69,492) - 35,188
Operating and administrative expenses

(8,521) (2,702) (1,636) (870) (3,532) (283) 502
Adjusting items 216 (10) 280 22 (91) 16 -
Over-/underlift (14) (10) (3) - - - -
Other adjustments 32 - - 22 - 10 -
Gain/loss on sale of assets 289 - 283 - - 6 -
Provisions (91) - - - (91) - -
Adjusted operating and administrative expenses

(8,305) (2,713) (1,356) (849) (3,623) (266) 502
Depreciation, amortisation and net impairments (7,812) (3,873) (1,520) (983) (1,019) (306) (111)
Adjusting items 957 588 - (290) 350 300 9
Impairment 1,247 588 - - 350 300 9
Reversal of impairment (290) - - (290) - - -
Adjusted depreciation, amortisation and net
impairments
(6,856) (3,285) (1,520) (1,273) (669) (6) (103)
Exploration expenses (394) (337) 35 (91) - - (0)
Adjusting items 36 - 36 - - - -
Impairment 36 - 36 - - - -
Adjusted exploration expenses (357) (337) 71 (91) - - (0)
Net operating income/(loss) 27,022 21,350 1,996 1,210 3,250 (591) (193)
Sum of adjusting items 518 655 177 (301) (432) 317 102
Adjusted earnings/(loss) 27,539 22,005 2,174 908 2,818 (275) (91)
Tax on adjusted

earnings
(19,048) (17,082) (779) (214) (1,084) 30 80
Adjusted earnings/(loss) after tax 8,492 4,924 1,395 695 1,734 (245) (11)

Equinor third quarter 2023

Items impacting net operating income/(loss) in the
first nine months of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and

other income
116,486 59,200 5,057 4,440 114,514 146 (66,872)
Adjusting Items (96) (726) 661 - 56 (87) (1)
Changes in fair value of derivatives

(152)
1)
(321) 583 -

(414)
1)
- -
Periodisation of inventory hedging effect

478
1)
- - -

478
1)
- -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift 329 251 78 - - - -
Gain/loss on sale of assets (752) (655) - - (9) (87) (1)
Adjusted total revenues and other income

116,390
1)
58,475 5,719 4,440

114,570
1)
60 (66,873)
Purchases [net of inventory variation] (40,953) 0 (31) (0) (107,920) - 66,999
Adjusting Items (682) - - - (60) - (622)
Operational storage effects (60) - - - (60) - -
Eliminations (622) - - - - - (622)
Adjusted purchases [net of inventory variation] (41,635) 0 (31) (0) (107,980) - 66,377
Operating and administrative expenses (7,289) (2,762) (1,187) (719) (2,977) (164) 520
Adjusting Items (208) (20) (51) 3 (150) 10 -
Over-/underlift (77) (20) (57) - - - -
Change in accounting policy 6 - 6 - - - -
Gain/loss on sale of assets 14 - 0 3 - 10 -
Provisions (150) - - - (150) - -
Adjusted operating and administrative expenses (7,497) (2,782) (1,238) (715) (3,127) (154) 520
Depreciation, amortisation and net impairments (5,207) (2,945) (2,041) (348) 247 (3) (116)
Adjusting Items (1,393) (821) 1,030 (711) (891) - -
Impairment 1,109 - 1,030 - 79 - -
Reversal of impairment (2,502) (821) - (711) (970) - -
Adjusted depreciation, amortisation and net
impairments
(6,600) (3,767) (1,011) (1,059) (644) (3) (116)
Exploration expenses (809) (265) (373) (172) - - (0)
Adjusting Items 59 4 65 (11) - - -
Impairment 85 4 65 15 - - -
Reversal of impairment (26) - - (26) - - -
Adjusted exploration expenses (751) (260) (308) (183) - - 0
Net operating income/(loss) 62,228 53,228 1,425 3,201 3,864 (21) 531
Sum of adjusting items

(2,321)
1)
(1,563) 1,706 (718)

(1,046)
1)
(77) (623)
Adjusted earnings/(loss)

59,907
1)
51,665 3,131 2,483

2,818
1)
(97) (93)
Tax on adjusted

earnings

(41,946)
1)
(40,078) (940) (55)

(932)
1)
23 36
Adjusted earnings/(loss) after tax

17,961
1)
11,587 2,191 2,428

1,886
1)
(74) (57)
1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and
reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Equinor third quarter 2023

Adjusted earnings after tax by reporting segment
Quarters
Q3 2023 Q2 2023 Q3 2022
1)
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 6,087 (4,743) 1,343 6,003 (4,636) 1,366 21,079 (16,356) 4,723
E&P International 809 (163) 646 751 (332) 419 942 (301) 641
E&P USA 343 (82) 261 226 (52) 173 889 (21) 868
MMP 876 (333) 543 665 (328) 337 1,623 (625) 998
REN (108) 11 (97) (84) 7 (77) (46) 14 (32)
Other 18 17 35 (18) 44 26 (15) 9 (6)
Equinor group 8,024 (5,292) 2,731 7,543 (5,297) 2,246 24,472 (17,281) 7,191
Effective tax rates on adjusted
earnings 66.0% 70.2% 70.6%
1)
1) MMP segment and Equinor group have been restated due to amended principles for adjusting items; 'changes in fair value of derivatives'
and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section ‘Use and
reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.
First nine months
2023 2022
1)
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 22,005 (17,082) 4,924 51,665 (40,078) 11,587
E&P International 2,174 (779) 1,395 3,131 (940) 2,191
E&P USA 908 (214) 695 2,483 (55) 2,428
MMP 2,818 (1,084) 1,734 2,818 (932) 1,886
REN (275) 30 (245) (97) 23 (74)
Other (91) 80 (11) (93) 36 (57)
Equinor group 27,539 (19,048) 8,492 59,907 (41,946) 17,961
Effective tax rates on adjusted earnings 69.2% 70.0%
1)
1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and
'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section ‘Use and
reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor third quarter 2023

Reconciliation of adjusted earnings after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

First nine
months
Q3 2023 Q2 2023 Q3 2022
(in USD million)
2023 2022
7,453 7,051 26,103 Net operating income/(loss) A 27,022 62,228
5,003 5,474 17,906 Income tax less tax on net financial items B 19,150 43,554
2,450 1,578 8,196 Net operating income after tax C = A-B 7,872 18,674
571 492

(1,631)
2)
Items impacting net operating income/(loss)
1)
D 518

(2,321)
2)
289 (177)

(625)
2)
Tax on items impacting

net operating income/(loss)
E (102)

(1,608)
2)
2,731 2,246

7,191
2)
Adjusted earnings after tax* F = C+D-E 8,492

17,961
2)
13 323 1,053 Net financial items G 1,525 1,907
39 (72) 121
Tax on net financial

items
H (101) 265
2,501 1,829 9,371 Net income/(loss) I = C+G+H 9,296 20,847
1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.
2) Restated.

For more information, see Amended principles for Adjusted earnings in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.
Quarters Change Adjusted exploration expenses First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (in USD million) 2023 2022 Change
179 122 102 76% E&P Norway exploration expenditures 449 350 28%
52 63 172 (70%) E&P International exploration expenditures 176 331 (47%)
110 48 23 >100% E&P USA exploration expenditures 227 99 >100%
341 233 296 15% Group exploration expenditures 852 780 9%
24 (223) 15 60% Expensed, previously capitalised exploration expenditures (117) 100 N/A
(175) (81) (19) >100% Capitalised share of current period's exploration activity (378) (129) >100%
28 0 (17) N/A Impairment (reversal of impairment) 37 59 (38%)
218 (71) 275 (21%) Exploration expenses according to IFRS 394 809 (51%)
(28) - 17 N/A Items impacting net operating income/(loss)
1)
(36) (59) (38%)
190 (71) 292 (35%) Adjusted exploration expenses* 357 751 (52%)
1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Equinor third quarter 2023

Calculation of CFFO after taxes paid and net cash flow
Quarters Change Calculation of CFFO after taxes paid First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (in USD million) 2023 2022 Change
11,336 10,485 24,498 (54%)
Cash flows provided by operating activities before taxes paid and working capital items 37,126 62,620 (41%)
(3,743) (10,841) (16,975) 78% Taxes Paid (20,173) (29,668) 32%
7,594 (356) 7,524 1%
Cash flow from operations after taxes paid (CFFO after
taxes paid) 16,953 32,952 (49%)
Quarters Change Calculation of net cash flow First nine months
Q3 2023 Q2 2023 Q3 2022 Q3 on Q3 (in USD million) 2023 2022 Change
7,594 (356) 7,524 1%
Cash flow from operations after taxes paid (CFFO after taxes paid) 16,953 32,952 (49%)
(100) (803) (21) >(100%) (Cash used)/received in business combinations (1,155) 147 N/A
(2,652) (2,842) (2,053) (29%)
Capital expenditures and investments

(7,545) (6,382) (18%)
(219) (24) (63) >(100%)
(Increase)/decrease in other items interest-bearing

(180) (30) >(100%)
0 71 269 (100%)
Proceeds from sale of assets and businesses

118 919 (87%)
(2,613) (2,725) (1,256) >(100%)
Dividend paid

(8,199) (3,149) >(100%)
(531) (4,079) (1,996) 73%
Share buy-back

(5,071) (2,738) (85%)
1,479 (10,758) 2,402 (38%) Net Cash Flow (5,079) 21,719 N/A

Equinor third quarter 2023

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital employed ratio At 30 September At 31 December
(in USD million) 2023 2022
Shareholders' equity 48,718 53,988
Non-controlling interests 15 1
Total equity

A 48,733 53,989
Current finance debt and lease liabilities 5,283 5,617
Non-current finance debt and lease liabilities 24,488 26,551
Gross interest-bearing debt B 29,771 32,168
Cash and cash equivalents 14,944 15,579
Current financial investments 25,290 29,876
Cash and cash equivalents and financial investment

C 40,234 45,455
Net interest-bearing debt [9] B1 = B-C (10,462) (13,288)
Other interest-bearing elements

1)
2,731 6,538
Normalisation for cash-build up before tax payment (50% of Tax

Payment)

2)
2,236 -
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities* B2 (5,495) (6,750)
Lease liabilities 3,588 3,668
Net interest-bearing debt adjusted* B3 (9,083) (10,417)
Calculation of capital employed*
Capital employed A+B1 38,270 40,701
Capital employed adjusted, including lease liabilities A+B2 43,237 47,239
Capital employed adjusted A+B3 39,649 43,571
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (27.3%) (32.6%)
Net debt to capital employed adjusted, including lease liabilities (B2)/(A+B2) (12.7%) (14.3%)
Net debt to capital employed adjusted (B3)/(A+B3) (22.9%) (23.9%)
1)

Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance

AS
classified as current financial investments.
2)

Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on

1 April and 1
October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Equinor third quarter 2023

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions and expectations regarding decarbonisation; future financial performance, including earnings, cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor’s oil and gas portfolio;
expectations regarding operated emissions; plans to develop fields; expectations and plans for renewables production capacity and investments in renewables and low carbon solutions; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; organic capital expenditures through 2026; expectations and estimates regarding production and development and execution of projects; expectations regarding growth in oil and gas and renewable power production; estimates regarding tax payments; the ambition to keep unit of production cost in the top quartile of our peer group;
scheduled maintenance activity and the effects thereof on equity production; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities.
You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia’s invasion of Ukraine;
unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia’s invasion of Ukraine; failure to manage digital and cyber threats; operational problems; unsuccessful drilling; availability of adequate infrastructure; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risks relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems;
inadequate insurance coverage; health, safety and environmental risks; physical security risks; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's
Integrated Annual Report for the year ended December 31, 2022 (including section 5.2 - Risk factors thereof). Equinor's 2022
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2022, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor third quarter 2023

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes were restated in the first quarter 2023 due to a change in the calculation methodology. See table below for further information.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 was restated in the first quarter of 2023 due to a change in the definition and exclusion of LNG. This was done to report a realised European gas price that is comparable to relevant European piped gas references/market prices. See table below for further information.
8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Liquid sales volume restatement (mmbl) Q1 2022 Q2 2022 Q3 2022 Q4 2022
First nine
months
2022
Full year
2022
Liquid sales volume (old) 185.5 180.5 182.9 191.2 548.9 740.1
Liquid sales volume (new) 211.6 195.4 196.8 212.1 603.9 815.9
Average invoiced gas price restatement (mmbtu) Q1 2022 Q2 2022 Q3 2022 Q4 2022
First nine
months
2022
Full year
2022
Average invoice gas price - Europe (old) 29.60 27.18 43.65 29.80 33.44 32.46
Realised piped gas price Europe (new) 30.25 27.43 44.37 29.84 33.93 32.84

Equinor third quarter 2023

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 27 October, 2023
By: ___/s/ Torgrim

Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer